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                                December 1, 2023

       Eelco Van Der Leij
       Executive Director
       Next.e.GO N.V.
       Lilienthalstra  e 1
       52068 Aachen, Germany

       Next.e.GO N.V.

                                                        Re: Next.e.GO N.V.
                                                            Registration
Statement on Form F-1
                                                            Filed November 14,
2023
                                                            File No. 333-275553

       Dear Eelco Van Der Leij:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed November 14, 2023

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the
warrants are out the money, please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the stock price. As applicable, describe
the impact on your liquidity and update the discussion on the ability of your company to fund
your operations on a prospective basis with your current cash on hand.
 Eelco Van Der Leij
FirstName
Next.e.GO LastNameEelco  Van Der Leij
          N.V.
Comapany1,
December  NameNext.e.GO
             2023        N.V.
December
Page 2    1, 2023 Page 2
FirstName LastName
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors, page 18

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition, page 82

5.       We note that the projected revenues for 2023 were    440.3 million, as
set forth in the
         unaudited prospective financial information management prepared and provided to the
         Board, the company   s financial advisors and the SPAC in connection
with the evaluation
         of the Business Combination. We also note the disclosure on page 135 of the Form F-4 regarding the changes in assumptions underlying the projections and that you believe projected volumes for 2024 continue to be reasonable. We also note that your actual revenues for the Six Months Ended June 30, 2023 was approximately 256,000. It appears that you will miss your 2023 revenue projection and it appears you will also miss 2024 revenue projections. Please update your disclosure in Liquidity and Capital Resources,
         and elsewhere, to provide updated information about the company   s
financial position and
         further risks to the business operations and liquidity in light of these circumstances.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that ND Group, B.V., a beneficial owner of over 45% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, and the price that the
 Eelco Van Der Leij
Next.e.GO N.V.
December 1, 2023
Page 3
       public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
       Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Gregory Herbers at 202-551-8028 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                             Sincerely,
FirstName LastNameEelco Van Der Leij
                                                             Division of
Corporation Finance
Comapany NameNext.e.GO N.V.
                                                             Office of
Manufacturing
December 1, 2023 Page 3
cc:       Clemens Rechberger
FirstName LastName